

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 25, 2008

By U.S. Mail and facsimile
Mr. Donald Sharpe
President
Suite 1680,
200 Burrard Street,
Vancouver, British Columbia,
Canada V6C 3L6

Re: **Eden Energy Corp.**
        Post-Effective Amendment No. 4 to Form S-1
        Filed April 15, 2008
        File No. 333-128649

Dear Mr. Sharpe:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment one. We also note the Form 8-Ks, as amended, filed March 17, 2008, April 4, 2008 and April 18, 2008 announcing amendments to the terms of the 6% convertible promissory notes issued August 25, 2005 to several investors. Please state whether any of the investors are named as selling shareholders in the Post-Effective Amendment.

2.   The filing of the Post-Effective Amendment commences the public offer of the securities underlying the notes. Subsequent to the filing of the Post-Effective Amendment, you amended in a private offering the terms of notes that are the subject of the registration statement. As a result it appears that you conducted both a private offering and a public offering at the same time. You indicate in your response that "one option would be to de-register…the shares underlying the convertible notes that have been amended." Tell us whether you intend to do this and discuss any other steps you intend to take to address our concerns with your compliance with Section 5 of the Securities Act of 1933.

3.   We note your response to our prior comment 2. It appears that you repeat disclosure on pages 30-31 regarding competition, governmental regulations and research and development. Please advise.

Cover Page of the Prospectus

4.   Please provide the closing bid price of your common stock as of the most recent practicable date.

Closing Comments

Please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: William Macdonald, Esq. (by facsimile, 604-687-5700)
    D. Levy